Exhibit 99.74

NEWS RELEASE TSX – HBM 2009 – NO. 1

HUDBAY NOTIFIED OF REQUEST FOR OSC HEARING AND REVIEW

Toronto, Ontario – January 8, 2009 – HudBay Minerals Inc. (TSX:HBM) (“HudBay”) announces that a third party has submitted a request for a hearing and review by the Ontario Securities Commission (the “OSC”) of the decision (the “TSX Decision”) of the Toronto Stock Exchange (the “TSX”) not to require a meeting of the HudBay shareholders in connection with the business combination (the “Transaction”) of HudBay and Lundin Mining Corporation (“Lundin”). The third party has requested that the OSC issue an order: (i) setting aside the TSX Decision; (ii) requiring HudBay to call and hold a meeting of its shareholders in order to obtain their approval of the Plan of Arrangement as contemplated in the Arrangement Agreement dated November 21, 2008 between HudBay and Lundin; and (iii) prohibiting the closing of the Transaction absent the approval of a simple majority of the votes cast by HudBay shareholders at a duly convened special meeting of its shareholders.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-T)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Tel: 416-362-0615
www.hudbayminerals.com